EXHIBIT 99.3

2004 Sustainable development review
Meeting
global needs
for minerals and metals

RioTinto 2004

Introduction

Rio Tinto is a leader in finding, mining and processing the earth’s mineral resources to meet essential needs. The continued success of our business is underpinned by a strong commitment to all aspects of sustainable development with an integrated approach to economic, social and environmental management and effective corporate governance.
     We recognise that a sustainable development approach can raise performance standards generally, including improving financial performance and creating additional shareholder value. Respect for the environment together with healthy and constructive community relations provides a solid basis for uninterrupted mining and processing operations. This ensures supply to consumers and benefits society while securing rewarding jobs for employees.
     Viable economic activity creates the capacity to provide society with materials, support community infrastructure, health care and education programmes, and the means to reward shareholders with a return on their investment. Further, it provides the means to develop innovative approaches to global environmental and social challenges.
     For us, sustainable development is a global concept with local meaning. Varying circumstances in terms of location, communities, environment, commodities, markets and scale mean that local solutions must be found.

Sustainable development review

Back to Contents

The way we work
At Rio Tinto, our contribution to the economic prosperity and social well being of our host societies and the stewardship of the environment takes place within a framework of overall corporate governance.
     The chief executive is accountable for our financial, social and environmental results. Implementation of our statement of business practice The way we work encourages consistency of approach wherever we operate. We implement core corporate policies at all Group businesses. These encompass communities, employment, environment, human rights, land access, occupational health, political involvement, safety and sustainable development. The statement is published in 19 languages to meet the needs of our international workforce and is provided to all employees.
     It is designed to ensure that employees reflect in their daily work the high standards and values we share, key among which are accountability, fairness, integrity and openness. The policy document is the key to our implementation of responsible corporate conduct.
     The way we work was first published in 1998. A major revision was completed in 2002, reflecting in part the Mining, Minerals and Sustainable Development (MMSD) report on sustainable development. The revision included wide internal consultation and discussion and external benchmarking and represents shared values from around the Group.
     An online training module has been introduced to familiarise employees with the policies and encourage compliance.

Contents
2	Message from the chairman
3	Message from the chief executive
4	What we do
6	Corporate governance
8	Highlights and key data
9	Performance against targets
10	Sustainable development
12	Safety
16	Occupational health
18	Environment
22	Communities
24	Economic contributions
26	Political involvement
26	Human rights
28	Partnerships
30	Land access
32	Employment
33	2005 HSE targets
34	Assurance and verification
36	Assurance statement
ibc	Map of operations
bc	Contact details

About this review
We have renamed our Social and environment review highlights the Sustainable development review to reflect the importance of integrating social, environmental and economic performance into our management approach to the business.
     This document is a summary of our economic, social and environmental programmes and results in 2004. These are presented in full in our web based Review accessible at www.riotinto.com/se
     We measure our performance against our policies. To make our reporting more relevant, transparent and accountable, we have structured the contents of this Review to reflect the policies in The way we work. The change has been made to aid transparency and to assist public evaluation of our performance. It reflects not only our own thinking, but has also been guided by external comment and reader feedback on previous Reviews.
     This summary document, and the web based Review, reports on activities at the Rio Tinto Group level, comprising 30 managed businesses which in total control 57 active mining operations, five smelters/refineries remote from operations, 19 other operations (including rail, port, power generation, plant, mill, loading/packing facilities and land development), seven development projects, five exploration regions and 19 closed operations. Data is also collected from head office and support functions.
     The main changes in the businesses from 2003 are divestment of the Fortaleza nickel complex in Brazil, the Zinkgruvan mine in Sweden, our interest in the Neves Corvo copper-tin mine in Portugal, and restructuring of our interests in Zimbabwe making the Murowa diamond project our sole interest. Rio Tinto sold the Morro do Ouro gold mine in Brazil at the end of the year and data is included for 2004.
     Data is reported for calendar years. Unless otherwise stated, data is for operations managed by Rio Tinto covering the year 2004 and is the total for the parameter at each operation even though equity ownership may be less than 100 per cent.
     The consulting firm, Environmental Resources Management (ERM), conducted a joint external assurance and data verification exercise. A statement from ERM, as well as our response to last year’s external assurance and verification recommendations, is provided on pages 35 and 36.
     As a member of the International Council for Mining and Metals (ICMM), Rio Tinto was involved in the work of the ICMM and the Global Reporting Initiative (GRI) to develop a Mining and Metals Sector Supplement to the 2002 Sustainability Reporting Guidelines. ICMM member companies have committed themselves to move to reporting in accordance with the guidelines.
     Our web based Review provides more information on how our reporting activities incorporate the principles outlined by the GRI and where a checklist of information relevant to the GRI elements and indicators can be found. Where elements and indicators in the guidelines are relevant to Rio Tinto, we aim to report against them. In other areas we have reported against indicators and elements that are more relevant to driving performance improvements within our business.
     In addition to this Group level Sustainable development review, each of our businesses and the Exploration group produce their own reports for their local communities and other audiences. The 2004 reports will be available from the end of April 2005 on the Rio Tinto website (Library>Reports and publications).
     Feedback on the format or content of our Sustainable development review is useful to us in preparing future Reviews and our social and environment programmes. We welcome comments and input at the addresses on the outside back cover.

Rio Tinto 2004 Sustainable development review	1

Back to Contents

Message from the Chairman

I am pleased to introduce our ninth annual review of Rio Tinto’s social and environmental performance. This year we have renamed the document the Sustainable development review to reflect the importance of integrating economic, social and environmental performance into our management approach to the business.
     This document focuses on our policies in nine key areas and reports on our performance during the year against our targets. We describe programmes designed to give effect to the policies, report on performance against them, and provide case studies that illustrate our approach. The printed Review is a summary of our web based Sustainable development review. This is available at www.riotinto.com/se where you can also access the local reports for each of the businesses we manage. As a signatory of the UN Global Compact, we report in our web based Review on the ways in which we conduct our activities and carry out our programmes to support the Compact’s ten principles.
     The business case underpinning our commitment to sustainable development has become more compelling. Companies that maintain high standards across the full spectrum of their social, environmental and economic performance have shown that they attract the best people, enhance the motivation and commitment of their employees and sustain the loyalty of their customers. They typically enjoy stronger relationships with other stakeholders and benefit from a stronger corporate reputation. All these add to shareholder value.
     We are fully engaged in living our commitments. In my role as chairman of both the board Committee for social and environmental accountability and of Rio Tinto itself, I support these programmes to the maximum. In visits to many of our operations over the past year I have been very encouraged to see how hard we are working to embed our sustainable development approach across the Group. While many trends are positive, we still have much to do.

Paul Skinner Chairman

“The business case underpinning our commitment to sustainable development has become more compelling”

2	Rio Tinto 2004 Sustainable development review

Back to Contents

The concept of sustainable development provides us with a framework in which to fulfil our obligations as a responsible business. In 2004 we instituted a Sustainable Development Leadership Panel comprising members of senior management to coordinate our Group wide contribution. Third parties recognise we are taking a leadership position in a broad range of activities, such as working with our local communities and in particular creating opportunity for indigenous peoples, increasing our focus on climate change, enhancing biodiversity, and assisting to combat HIV/AIDS.
     As our table of performance against targets on page nine reveals, in most areas of activity our results were better than in 2003, especially in safety where there was a significant improvement.
     However, I am sorry to report that there was one fatal accident at a managed operation. While this compares with six deaths at operations in 2003, it remains wholly unacceptable that anyone should be injured at work. There was also an unsatisfactory number of near misses. We will redouble our efforts to increase visible leadership from all levels of management and emphasise the role of employees themselves in developing safe work habits. There were 371 lost time incidents during the year, a 21 per cent decrease from 2003. The lost time frequency rate was 0.65 compared with 0.82 in 2003.
     In 2004 we completed our suite of HSE standards for Group businesses to ensure compliance with policies set out in The way we work. Our biodiversity strategy, developed with outside help, was completed and favourably received by many NGOs and investors. We also made significant progress in developing strategic approaches to water management, and taking stewardship responsibility for our products.
     At Energy Resources of Australia (ERA) incidents occurred that were unacceptable and which marred an otherwise commendable performance. Numerous changes to systems have been made and increased resources applied so that such shortcomings are not repeated. Three Australian Government audits have been satisfactorily completed.
     Our southern African operations are nearing full implementation of the Group HIV/AIDS strategy, which provides access to antiretroviral therapy affordable for employees and a partner.
     In order to further improve our work with local communities, a Communities Standard and supporting guidance documents were completed in 2004. You will find examples and case studies of our community activities in both the printed and online versions of this Review.
     As in previous years we welcome your feedback through the contact details on the back cover.

Message from the
Chief executive

“The concept of
sustainable
development provides
us with a framework in
which to fulfil our
obligations
as a responsible
business”

Rio Tinto 2004 Sustainable development review	3

Back to Contents

Many activities

Rio Tinto finds, mines and processes the earth’s resources to supply world markets with a range of essential minerals and metals

Exploration is the process of finding and assessing the development potential of a mineral resource. It involves deciding where to explore, conducting preliminary assessments, drilling holes to reach the rocks beneath, using the drill data to outline the size and shape of the resources, and conducting a thorough evaluation that takes into account the economic, social and environmental considerations of extracting the mineral at the location.	Development projects involve engineering and construction of mines and plants to sustain and augment Rio Tinto’s portfolio of assets. New projects are identified through exploration, organic growth, or acquisition. Investments typically range from US$500 million to more than US$1 billion.	Mining is the process of removing ore from the earth for subsequent extraction of the mineral. This involves the removal of the barren rock surrounding the ore, typically called waste rock. The amount of waste rock extracted and the subsequent size of the excavation relates to the locations of the mineralised ore and the need to provide a stable pit for safety. The mining process includes the placement, reshaping and rehabilitation of waste rock concurrently with operations. Equipment used is typically a combination of loading shovels and haul trucks for hard rock mining and dragline excavators for open cast mining. Mining techniques include:
		•	Open pit, a large, often deep surface excavation which is used for the life of the mine. Rio Tinto’s major copper, gold, iron ore, borates, diamonds, talc, uranium and titanium mines are open pit.
		•	Open cast, a relatively shallow mine where new ground is progressively opened. This process allows continual backfilling and reclamation of the mined areas during the life of the operation. Several of Rio Tinto’s coal and its bauxite operations are examples of open cast mines.
		•	Underground excavation when the ore is deep below surface requiring access by shafts or adits. There is significantly less surface area disturbed by underground mines, but technical challenges can be significant.
		•	Others include dredging, typically of mineral resources in sand, and evaporation ponds used for concentrating salt from seawater.

4	Rio Tinto 2004 Sustainable development review

Back to Contents

One aim

Help meet global needs and contribute to improvements in living standards. What are these activities?

Milling is the process of extracting the mineral from the mined ore to produce a concentrate. This involves physical techniques such as crushing and grinding, washing with water, or chemical techniques to help recover the metal or mineral. Coal, bauxite, talc and iron ore may require little milling or only relatively simple washing processes. Gold, copper and zinc require more complex methods of extraction.

Smelting is the process of extracting metal from the concentrate. This involves roasting and the use of furnaces to turn the solid ore or concentrate into molten liquid to extract the metal. This process is used for copper, gold, iron and titanium production at Rio Tinto.

Refining includes all activities associated with refining metal or minerals to a purer form. An example is electrolytic refining. The refining process is used to produce alumina, copper and boric oxide at Rio Tinto.

Technology and research support mining and processing operations. Rio Tinto’s Technology group works with each of the six product groups to ensure technical optimisation, transfer of best practice, and the development and implementation of strategies that drive and sustain performance improvements.

Transport to customers varies depending on the product and its location. Bulk products such as coal, iron ore and bauxite are transported to customers by rail, ships and sometimes by barge. Products that are used in smaller quantities such as talc are distributed to customers mainly by road and rail. Precious products like gold and diamonds are high value, low volume, and can be transported by air.

Closure planning starts before mining commences and is reviewed and improved throughout the mining process. Once mining has ceased, the remaining disturbed land is landscaped and rehabilitated for alternative land uses. Through consultation and planning with local communities throughout the life of the mine Rio Tinto aims to secure sustainable livelihoods for community members after closure.

An interactive CD Rom explaining and graphically illustrating these activities is available on request using the contact details on the outside back cover.

Rio Tinto 2004 Sustainable development review	5

Back to Contents

Corporate governance:
     Checks and balances
for best practice

Our appoach to assurance
Rio Tinto conducts the Group’s business in an accountable and transparent manner, reflecting the interests of Rio Tinto shareholders, employees, host communities, regulators, governments and customers as well as others affected by the Group’s activities.
      We are committed to high standards of corporate governance, accountability and responsibility. All shareholders of Rio Tinto Limited (listed in Australia) and Rio Tinto plc (listed in London) are in the same economic position as if they held shares in Rio Tinto as a single enterprise. They make decisions on matters affecting them through a joint electoral procedure.
      Rio Tinto’s directors are common to both Rio Tinto companies. In accordance with best practice, the board provides a balance of innovative thinking with business knowledge and experience.
      All directors have full and timely access to information they require to discharge their duties and responsibilities effectively. The directors have established board committees which are fundamental to good corporate governance, best practice and control: they are the Nominations committee, the Audit committee,

6	Rio Tinto 2004 Sustainable development review

Back to Contents

Apprentices at Hamersley Iron in Australia
take time out from welding classes.

the Remuneration committee and the Committee on social and environmental accountability.

Directors’ interests in Rio Tinto are fully disclosed. Directors and designated employees are prohibited from short term speculative dealing in Rio Tinto shares and any dealing during “closed periods”. No one may disclose price sensitive information to others or deal in Rio Tinto shares when in possession of it.
Rio Tinto seeks to disseminate understandable information in a timely way on the Group’s operational performance and financial condition. We verify its accuracy internally and, as appropriate, independently. We avoid selective disclosure. Our commitment, both in principle and practice, is to maximum transparency consistent with good governance and commercial confidentiality.
We prepare reports and financial statements to give a true and fair view of our affairs, approaching financial and non financial matters with similar rigour. Our internal control system reviews financial, operational and compliance controls as well as risk management procedures. This is consistent with a responsible assessment and mitigation of risks to provide reasonable assurance against material misstatement or loss.
Published material can be accessed through our website www.riotinto.com which is linked to other websites maintained by Group businesses, offering easy access to a wealth of detailed information on local operations. Significant events, including financial results presentations and seminars on strategy and corporate social responsibility, are also available on the website, as they happen and in archived form.
Rio Tinto seeks and welcomes constructive criticism. We use face to face and written communication and formal grievance procedures within our workplaces. We also have an additional independent and confidential means of communication and feedback for ideas or concerns about any aspect of Rio Tinto or about the behaviour of individuals, without fear of recrimination, through the Group’s Speak-OUT system.
We have controls in place to ensure our business is undertaken with integrity, honesty and fairness at all times, building from a foundation of compliance with relevant local laws and regulations and international standards. In April 2003 we issued a Business integrity guidance which offers guidance to Group managers who implement our policies on business integrity and political involvement. The guidance was issued to comply with relevant legislation, to confront dilemmas faced, and to improve still further our performance.
We support free and fair trade and competition. We promote the rule of law and the Group’s high standards wherever we are in the world. Bribery in all its forms is prohibited. We neither promise, offer nor accept bribes or anything which could be taken for one, either directly or indirectly. We make payments only for legitimate business services and at a rate that reflects their market value. We work with business partners, representative agents and intermediaries after making them aware of Rio Tinto’s policy and being satisfied that they will not make unauthorised payments indirectly on the Group’s behalf.
We aim to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, but strive to avoid them. Gifts and entertainment are offered or accepted only for conventional social and business purposes and then only at a level appropriate to local circumstances.
Each year, the leaders of Group businesses complete a detailed questionnaire to confirm that Rio Tinto’s internal controls are operating effectively throughout the Group. This is reviewed in detail by the Audit committee. We use the most appropriate accounting and reporting policies, consistently applied and supported by reasonable and prudent judgements. We prepare financial statements in accordance with generally accepted accounting principles.

Rio Tinto requires directors, senior management, financial managers and other staff who exercise judgement in preparing financial statements to conduct themselves with integrity and honesty and in accordance with the ethical standards of their profession or business.
Anyone who becomes aware of or suspects any violation of our obligations should, and is encouraged to, report the facts or their suspicions to senior management or to Rio Tinto’s Audit committee as appropriate, directly or through Rio Tinto’s Speak-OUT programme.
We have introduced a compliance programme that all Group businesses are required to put in place. This is based on a continuously developing system of training, monitoring and procedural checks and balances. A Compliance guidance was issued in October 2003 to ensure that best practice compliance programmes are maintained by Group companies in an effective, open and transparent way.
The principal goal of the compliance programmes is to prevent incidents of non compliance. The Compliance guidance helps Rio Tinto to meet the requirements of the UK Combined Code and the applicable standards of other jurisdictions where it operates.
Rio Tinto’s internal and external assurance programmes include audits, reviews and public reporting at both the Group and local business level. Assurance covers all areas of the Group’s operations including financial, human resources, safety, health, and environmental matters, as well as legal issues. It also extends to activities that Group companies are associated with such as the employment of contractors and the purchase of goods and services, as well as to companies in which there is a financial interest but no management control, and the use of the Group’s products.
Each of Rio Tinto’s businesses publish a Social and environment report or Sustainable development report and include specific performance targets. Local reports identify and discuss issues associated with their business, provide results against commitments made in previous reports, include targets in social and environmental areas, describe community development and consultation programmes and indicate proposed activities for future years.
The reports are being developed further to include forms of assurance through community consultation. The quality and content of these reports will continue to evolve as the businesses develop more extensive dialogue appropriate to the communities in which they operate.
Rio Tinto was selected a Mining Sector Leader in the Dow Jones Sustainability World Index for 2004, and also selected as a Basic Resources Sector Leader in the Dow Jones STOXX Sustainability Index for 2004. In both the World Index and the STOXX Index, Rio Tinto shares sector leader ranking.
Rio Tinto was named sector leader for the second year in a row in the Business in the Community Corporate Responsibility Survey in 2004. In the Business in the Environment Survey, Rio Tinto was ranked second in the mining sector. Rio Tinto was also a finalist in the Business in the Community Impact on Society Award.
Rio Tinto is excluded from consideration for inclusion in the FTSE4Good Index in the UK because the index does not recognise companies associated with the nuclear industry.

Rio Tinto 2004 Sustainable development review	7

Back to Contents

Sustainable development highlights and key data

Issue	2004 result

ECONOMIC[1]
Gross turnover (US$ billion)	14.1
Adjusted earnings (US$ billion)	2.2
Wages and salaries (US$ billion)	2.1
Taxes and royalties (US$ billion)	1.5
Dividends (US$ billion)	1.1
Capital expenditure (US$ billion)	2.2
Total value added (US$ billion)	7.6

Production by principal commodities
– Alumina & Aluminium (‘000 t)	2,231; 837
– Borates & Titanium dioxide (‘000 t)	565; 1,192
– Coal (‘000 t)	157,437
– Copper – mined; refined (‘000 t)	753; 333
– Diamonds (‘000 cts)	25,202
– Gold (‘000 ozs) – mined; refined	1,552; 300
– Iron ore (‘000 t)	107,757

SOCIAL
Employees	33,000
Community contributions (US$ million)	87.8
All injury frequency rate (AIFR)	1.50
Community standard	Community standard, guidance documents and new assurance
process introduced.

Leadership panels	Safety and sustainable development leadership panels were
set up.

ENVIRONMENT
Environmental Management System (EMS)	84% implemented an EMS. 72% of our operations have a certified EMS.

Standards	Ten environment standards were developed and
implementation commenced.

Strategies	A biodiversity strategy was developed and officially launched at the World Conservation Forum in Bangkok. Water and product
stewardship strategies will be completed in 2005.

Rehabilitation	25% of our total mining footprint rehabilitated to date.

Waste generation[2] – mineral; non mineral (Million tonnes)	1,759; 0.335

Fines and prosecutions (HSE) (US$)	330,000

1	Includes Rio Tinto’s proportionate share of joint ventures and associates.
2	Mineral waste is the portion of the mined resource not shipped from the operation as product. Non mineral waste excludes mineral waste and is associated with consumables used for mining, processing and related activities.

8 Rio Tinto 2004 Sustainable development review

Back to Contents

Performance against targets

Targets are an effective means of driving improvement in health, safety and environment across the Group. For areas like communities, employment, human rights and sustainable development, rather than setting targets, we develop programmes to deliver improved results.

All of the occupational health and three of the environmental targets for 2004 were new. Although a number of our stretching targets were not met, in most areas our performance compared to 2003 has improved.

Target	Performance	Comment	Trend since 2000
against 2003

SAFETY TARGETS
Zero fatalities.	One fatality occurred in 2004, compared to six fatalities in 2003.

A 50% reduction in lost time injury frequency rate (LTIFR).	A 21% reduction in LTIFR.

OCCUPATIONAL HEALTH TARGETS
Full implementation of occupational health standards.	81% of our employees work at an operation that has implemented the occupational health standards.

A 40% reduction in the number of new cases of occupational disease (per 10,000 employees) between 2003 and 2008.	There was a 32% reduction in new cases of occupational disease (per 10,000 employees). Although this is ahead of trajectory, this is partially attributed to divestments.

Noise exposure:[1]
– A 20% reduction in number of employees (per 10,000	Baseline was set in 2004 and our results against this
employees) exposed to a noise environment of more than	target will be reported next year.
85 decibels between 2004 and 2008.

– No employee exposed to noise at the ear of more than 82 decibels (averaged over eight hours), using hearing protection.	Less than 0.5% of employees were exposed to 82 decibels using hearing protection.

ENVIRONMENT TARGETS
A 10% reduction in freshwater withdrawn per tonne of product between 2003 and 2008.	There was a 1% increase in freshwater withdrawn, per tonne of product. Total freshwater use has decreased.[3]	2

A 5% reduction in energy used, per tonne of product, between 2003 and 2008.	There was a 0.5% reduction in energy used, per tonne of product.

A 4% reduction in total greenhouse gas emissions per tonne of product between 2003 and 2008.	There was a 0.5% increase in total greenhouse gas emissions per tonne of product.[3]

Zero significant spills.	Four significant spills, compared to eight in 2003.

Full implementation of environment standards by end of June 2005.	Operations are progressing implementation of the standards.

Target met or significant progress against target	Positive trending since 2000
Considerable improvement	Negative trending since 2000
Target not met or behind Group trajectory	Previously not measured

[1]	Rio Tinto does not want its employees working in an environment where the noise level is above 85 decibels (a pneumatic drill creates
100 decibels). In addition, the Group strives through the use of hearing protection to limit noise levels at the ear to 82 decibels.
[2]	Definition for freshwater withdrawn was changed in 2003.
[3]	Detailed explanation on page 20 and on website.

Rio Tinto 2004 Sustainable development review	9

Back to Contents

Measured sustainable

Context

As world populations and their expectations increase, society must work to balance social, environmental and economic factors to meet development needs in a manner that retains the planet's critical ecological foundations. Mining, metals and minerals have a role in sustainable development.

Policy

Rio Tinto businesses, projects, operations and products should contribute constructively to the global transition to sustainable development. We contribute by helping to satisfy global and community needs and aspirations, whether economic, social or environmental.

Programmes

All businesses are required to assess the sustainable development case for their activities. Particular focus is being applied to the development of specific tools to assist the integration of sustainable development considerations into key business decision making processes.

A Sustainable Development Leadership Panel (SDLP) was formed in 2004 to provide Group leadership and encourage businesses to make sustainable development considerations an integral part of business plans and decision making processes. (see opposite)

A series of regional workshops was held to share lessons learned and hasten the process of unifying the Group's sustainable development activities. Rio Tinto continued to be closely involved in key work programmes of the International Council on Mining and Metals (ICMM).

Results

Rio Tinto's focus is to measure and report sustainable development results at the local level.

All Rio Tinto managed businesses have developed, or are in the process of developing, sustainable development metrics relevant to their circumstances. The intent is that these are derived through consultation with local stakeholders. Progress against these metrics is being integrated into existing internal business reporting systems and communicated to external audiences via annual local *Social and environment reports*.

To further integrate sustainable development into our activities, a number of businesses have revised their measures of business results to reflect their contribution to sustainable development. Sustainable development metrics in these businesses measure progress in implementing programmes and improving processes such as business planning, supplier engagement, product stewardship and stakeholder engagement rather than solely focusing on numerical measures of water consumption or greenhouse emissions.

At the global level, relevant performance measures in assessing the degree to which a mining company is contributing to sustainable development have yet to be agreed. A number of multi-stakeholder efforts are under way, including an initiative between ICMM and the Global Reporting Initiative (GRI) to develop a Mining and Metals Sector Supplement to the existing GRI Sustainability Reporting Guidelines, which Rio Tinto actively supported.

Back to Contents

Snapshot:
Involvement from the top
Rio Tinto’s executive committee in 2004 formed the Rio Tinto Sustainable Development Leadership Panel (SDLP) to set the direction, priorities and strategy for Rio Tinto’s ongoing work in sustainable development.
     The ten person leadership panel is chaired on behalf of the executive committee by Preston Chiaro, chief executive, Rio Tinto Energy. It includes key product group and corporate representatives balanced in membership between the northern and southern hemispheres. Its purpose is to encourage Group businesses to make sustainable development considerations an integral part of business plans and decision making processes.
      The panel holds meetings by teleconference every quarter. The first one took place in May. The August meeting included reports and discussion on six action items: to develop a SDLP charter; to initiate sustainable development awareness training; to draft decision making criteria; to define the elements of good sustainable development practice; to model the business benefits; and to create a collaborative forum on the Group intranet.
      The virtual forum opened in September and immediately started a discussion on a fundamental issue. Participants posed the question: “If you increase production and profits at the expense of possibly reducing the mine life, how does the decision measure up from a sustainable development perspective?” The thread of discussion spawned numerous messages posted on the forum discussing the maximisation of value of the orebody and how that value could be measured.
      Preston Chiaro says the panel encourages Group businesses to test ways of conducting themselves. “We mustn’t let our focus on sustainable development falter because of other business needs,” he said. “Sustainable development in our organisation is not yet well defined, there are no standards or formal learning tools. It will take a while to have it embedded in the corporate culture.”
     He added: “We are achieving progress and will develop further action items to provide leadership to business units and raise awareness. An important aspect will be to develop ways to measure progress. What gets measured gets managed.”
     Regarding measurement, at the end of 2004 the SDLP published sustainable development criteria against which business decisions should be assessed. These are being distributed throughout the Group for implementation during 2005. New action items are being developed for the ongoing agenda.

Seeds from the indigenous littoral forests of Madagascar being dried for storage. A conservation nursery has been set up by QIT Madagascar Minerals as part of the company’s ilmenite mining project at Fort-Dauphin.

Rio Tinto 2004 Sustainable development review	11

Back to Contents

Context
Our industry involves working on the surface and underground with large equipment, explosives, chemicals and high temperatures. We also face industrial hazards such as working at heights and driving vehicles.
Policy
Safety is a core value and a major priority. We believe that all injuries are preventable and our goal is zero injuries.
Programmes
We do not accept that injuries are inevitable. Most injuries result from a person committing an unsafe act.
     Rio Tinto’s goal is a work environment in which every employee goes home each night uninjured. This outcome cannot be achieved by using only a rule book. Management has to be open about problems, enlist the support of employees in devising solutions and lead by example, demonstrating safe behaviours. To achieve zero injuries means every employee must think about the potential risks in everything they do, looking after not only themselves but also their fellow employees.
     To reach our safety goals, our focus is on leadership, setting demanding but achievable targets, engaging in interactive safety audits in the workplace, implementing minimum safety standards, auditing performance against the standards, learning from incidents and near misses, and rewarding excellence. Alongside this, we are building a supportive safety culture that requires visible leadership, ongoing education and training and a high level of participation by everyone in the workplace.
      Rio Tinto’s programme of safety interactions in the workplace is modelled on a practice refined by DuPont Safety Resources. The process involves managers, supervisors and superintendents walking the workplace to discuss safety one on one with employees as they work. (Sample discussion point: “What do you think is the worst thing that could happen in this situation?” referring to hazards and behaviours.) It has become good practice throughout Rio Tinto and has contributed to major improvements in our safety record. However, there is still a long way to go in achieving our safety goal.
      During 2004 four safety task force teams, led by members of the Safety Leadership Panel, worked on specific elements from Rio Tinto’s safety strategy that were identified by the executive committee as short term priorities in our safety plan for 2004-06. These elements were:
•   improving safety interaction quality;
•   providing safety leadership induction for leaders;
•   common incident investigation process for critical incidents; and
•   pre-task risk assessment processes.

12	Rio Tinto 2004 Sustainable development review

Back to Contents

Miners prepare to go 1,000 metres underground to work their shift at the Palabora copper mine in South Africa.

Rio Tinto 2004 Sustainable development review	13

Back to Contents

Safetycontinued

Results
In spite of our commitment to safe working, in 2004 one contractor lost his life at a managed operation, compared to six fatalities in 2003. We have had strong improvements in the lost time injury frequency rate (LTIFR) and all injury frequency rate (AIFR), with reductions of 21 per cent and 15 per cent respectively. Although this result did not meet our challenging LTIFR target, we achieved a 46 per cent reduction in LTIFR in the five years to 2004. The LTIFR for 2004 was 0.65 per 200,000 hours worked by employees and contractors. The downward trend in LTIFR at Rio Tinto managed operations indicates that safety programmes implemented over recent years are contributing to improved results.
In 2004 the following businesses were recipients of the Chief Executives Safety Award:
•	Morro do Ouro (open cut gold mine, Paracatu, Brazil).
•	QMP-Sorel Tracy (metal powder production plant, Quebec, Canada).
•	RTE Australasia (Exploration, Australia, India and Indonesia).
•	Bell Bay aluminium smelter, Australia, received the inaugural Most Improved Award.

These operations demonstrated that world class safety performance is possible in a range of different and challenging environments. Common characteristics of the best performing sites included:
•	strong, visible and passionate leadership;
•	the level of employee involvement;
•	operational excellence shown by high standards of housekeeping, effective communication processes and adherence to standards and procedures; and
•	commitment to move to an interdependent safety culture.
Fines for infringement of safety regulations in 2004 involved eight operations and totalled US$19,000 (2003: US$160,000).

All injury frequency rate (AIFR) (per 200,000 hours)	Lost time injury frequency rate (LTIFR) (per 200,000 hours)

Underground safety equipment and an array of miners’ lamps await use in the miners’ change rooms, or mine dry, at the Palabora copper mine in South Africa.

Good leadership includes being

         open about problems

14	Rio Tinto 2004 Sustainable development review

Back to Contents

Snapshot: Ownership helped safety record

      During four years of ownership, implementation of Rio Tinto standards enabled the Zinkgruvan mine in Sweden to improve its safety culture. This came to light when the sale of the mine in June 2004 provided the opportunity to test Rio Tinto’s management record.
      Zinkgruvan joined the Group as part of the acquisition of North Ltd in August 2000. Mine management was set a target and deadline in November of that year for implementing Rio Tinto’s minimum safety standards. At the time Zinkgruvan’s safety culture was regarded as poor. There was a low level of collective responsibility for safety when compared with Rio Tinto’s norms.
      Rio Tinto’s exit review in 2004 showed a stronger independent safety culture where individuals take more responsibility for their actions. The improvement was attributed to

Zinkgruvan management’s effort combined with Rio Tinto’s persistence in keeping safety on the agenda. Zinkgruvan management acknowledge that safety has become a core value and the safety strategy and plan is well understood by all levels of the organisation. The systems and management tools introduced by Rio Tinto are adding value and improving safety. Factors valued by Zinkgruvan included corporate audits, the minimum safety standards and the consistency of Rio Tinto’s message.
      This is evidence of a positive legacy, but Rio Tinto could have done better. Immediately after acquisition, Rio Tinto management and safety specialists should have more actively engaged Zinkgruvan management on safety matters. Instead of setting a deadline for achieving the Rio Tinto standards, time should have been spent promoting safety as a corporate value not just as a priority. Assistance could have been given in identifying issues, setting priorities and discussing the most practical and efficient solutions.
      Measured by the all injury frequency rate per 200,000 man hours worked, Zinkgruvan moved from having the poorest result in the Rio Tinto Group at the end of 2002 with an all injury frequency rate (AIFR) of 6.39 to equalling the best Group result with an AIFR of zero when divestment took place in mid 2004. If still in the Group, Zinkgruvan would have been a strong contender in the Most Improved category of the Chief Executive’s Safety Awards for 2004. In terms of severity, in 2003, the last full year of Rio Tinto ownership, Zinkgruvan averaged ten calendar days lost per injury compared to the next best performer in the Swedish mining industry which averaged 20 days lost per injury.

Rio Tinto 2004 Sustainable development review	15

Back to Contents

Context

Finding, mining and processing mineral resources involves work that may affect human health. This may include dusty or noisy workplaces, exposure to chemicals or radiation, heavy lifting and repetitive tasks.
Policy
We strive to protect our physical health and well being in the workplace.
Programmes
Our goal is to eliminate occupational disease by implementing effective practices to manage exposures in the workplace. People vary greatly in their sensitivity to workplace conditions; some may develop a disease at very low exposures, most only after high exposures.
      Protection against new cases of occupational disease therefore requires both understanding and control of workplace exposures and detection of the more sensitive worker, often by periodic health monitoring. We developed and commenced implementation of a set of occupational health standards at the end of 2002. These require risk assessment, workplace monitoring and occupational medical surveillance.
      Since 2003 there have been improvements in both monitoring and reporting, but this is variable across the Group. Enhancements in the quality of monitoring are continuing through 2005.
     Every business and site must have a health policy and strategy which addresses key health issues relevant to the facility's products and services, a guide to setting objectives and targets, and a means of making them readily available to, and understood by, employees, contractors and the local community.
      The objectives are to help businesses achieve the goal of zero occupational disease by ensuring clear standards, consistent implementation, better transfer of best practice, improvement through Group wide reporting and tracking of remedial actions, as well as enabling standards to be reviewed and improved.
      Rio Tinto does not want its employees working in an environment where the noise level is above 85 decibels (a pneumatic drill creates 100 decibels). In addition, the Group strives through use of hearing protection to limit noise levels at the ear to 82 decibels.
Results
Rio Tinto targeted full implementation of the Occupational Health Standards by the end of 2004. Although this target was not fully

Snapshot: Arming against HIV/AIDS
The Group’s duty of care in occupational health extends to the incidence of HIV/AIDS in communities where we operate our businesses.
      Programmes are being implemented to combat the spread of the disease in southern Africa where the epidemic is greatest. Businesses have comprehensive programmes including education and awareness about AIDS for workers and local communities. Employees have access to affordable treatment for themselves and one nominated partner that includes antiretroviral therapy.
      The HIV/AIDS response developed by Rio Tinto has a solid business case, supported by the belief it is the right thing to do. We contribute to reducing the likelihood of future infections amongst employees and their communities through active promotion of prevention, raising awareness and furthering education. For people to manage their own health, they must first be aware of the risks associated with their choices and the options available to them.
Employees are strongly advised to use	voluntary counselling and testing to empower them to manage their health using the wellness and treatment options available. Employees are urged: “The most effective weapon against HIV/AIDS is not a drug or a lifestyle, but to know what your HIV status is. If you know your status, knowledge will help you to manage your disease and to live a healthy life.”
     Richards Bay Minerals in South Africa uses theatre to reinforce safety messages and HIV/AIDS awareness at employee functions such as safety award ceremonies. A theatrical company Blue Moon uses music and song to enhance messages to a cross-cultural audience. In 2004, Richards Bay produced United against AIDS, a simple and informative booklet that describes the nature of sexually transmitted diseases, the importance of individuals determining their HIV status, the treatment of AIDS, and tips on how individuals can arm themselves against the disease by knowing fact from myth.
Both Richards Bay and Palabora Mining Company, another South African company which	offers similar programmes through the Palabora Foundation, make extensive use of peer educators. These are fellow workers who have received training to advise and assist co-workers on matters relating to HIV/AIDS. At Palabora “HIV ambassadors” distribute a health porridge and multi-vitamins to increase immunity among HIV sufferers, and male and female condoms to promote safe sex. Both operations offer free counselling and testing as well as condom dispensers in washrooms and change rooms throughout their sites.
A similar focus exists at other southern African operations such as Rössing Uranium in Namibia and Rio Tinto Exploration in Botswana and South Africa. Discrimination towards employees on the basis of real or perceived HIV status is not tolerated. The confidentiality of all information on the HIV status and condition of employees and community members is strictly upheld and HIV/AIDS screening is not undertaken during recruitment or as a condition of employment.

16	Rio Tinto 2004 Sustainable development review

Back to Contents

achieved, 81 per cent of our employees work at operations that have implemented the standards. Benefits are becoming apparent through reductions in new occupational diseases reported and improvement in the understanding of workplace conditions.
      In 2004 there were 72 new cases of occupational disease per 10,000 employees, a 32 per cent improvement compared with 107 in 2003. Approximately 70 per cent of this decrease occurred as a result of divestment of Rio Tinto Zimbabwe. The main types of new diseases are noise induced hearing loss and musculo skeletal conditions.
      Operations were temporarily suspended at Energy Resources of Australia’s (ERA) Ranger uranium mine in Australia during March 2004 following an incident of drinking water contamination. The Office of the Supervising Scientist appointed independent health experts to investigate and advise on the potential for long term harm to workers as a result of the water contamination, and concluded that longer term health effects were most unlikely.
      Operations were again temporarily suspended at the end of August 2004 to review safety and health systems following the issue of two reports from the Office of the Supervising Scientist. One report concerned the incident of drinking water contamination and the other concerned radiation clearance procedures for equipment leaving site. Three Australian Government audits have since been satisfactorily completed and regulatory processes are continuing.
      Rio Tinto’s southern African operations are nearing full implementation of the Group HIV/AIDS strategy, which provides access to antiretroviral therapy which is affordable for employees and a partner. Operations in Asia and west Africa are in the process of refining their local strategies to meet Group requirements.
      In 2004 Rio Tinto set targets to focus attention on reducing noise induced hearing loss across the Group. We failed to meet the target of zero exposure of employees to a noise dose of more than 82 decibels (averaged over eight hours), after allowing for the use of hearing protection. One hundred and forty nine employees (0.5 per cent) were exposed to noise exceeding 82 decibels. Abatement measures will be investigated further and implemented in 2005.
      Fines for infringement of occupational health regulations in 2004 involved four operations, totalling US$257,000 (2003: US$900).

Rio Tinto 2004 Sustainable development review	17

Back to Contents

Minimising impacts on the

Context
Mining, smelting and associated activities affect the environment with implications for land, water, air and ecosystems. Similarly, there are issues relating to the safe use of metal and mineral products.

Policy
Wherever possible, we prevent or otherwise minimise, mitigate and remediate, harmful effects of the Group’s operations on the environment.

18	Rio Tinto 2004 Sustainable development review

Back to Contents

environment

Programmes
The foundation of our environmental programmes is compliance with applicable laws and voluntary commitments. We then implement management systems and standards to provide a rigorous framework for continuous improvement.

Programmes
Rio Tinto’s environment standards were finalised and approved for implementation in the third quarter of 2003 as an integral part of our assurance process. For some years we have required business units to implement ISO 14001 or an equivalent environmental management system (EMS). One of the new requirements of the environment standards is that business units are required to certify their EMS by the end of June 2005.
      The standards help us manage components of our environment programmes including: climate change, product stewardship, energy use, water use, airborne emissions, mineral and non mineral waste disposal and closure. In addition, we developed strategies for water, product stewardship and biodiversity in 2004. The biodiversity strategy was launched at the World Conservation Forum in Bangkok, Thailand, to delegates from across the spectrum of conservation interests.
      Rio Tinto accepts that emissions of greenhouse gases resulting from human activities are contributing to climate change. Avoiding human caused changes to climate is an important international goal that requires deep cuts in emissions of greenhouse gases. Actions are required to improve our understanding of the problem and provide solutions for both adaptation and greenhouse gas emissions abatement. We recognise that addressing the challenge of climate change will impose costs for greenhouse gas abatement and necessitate a change in the way we use energy. A greenhouse gas standard was developed in 2004 and is due for full implementation across the Group by mid 2005.
      A full range of policy and technology options relating to climate change will be required to achieve the highest benefit and lowest overall cost for society. Rio Tinto will seek constructive dialogue, build support for meaningful government action, develop low emissions greenhouse gas pathways for our products, and reduce greenhouse gas emissions from our operations.
      Mining and processing of minerals are energy intensive activities. The world needs a diverse range of energy sources. We strive to improve energy efficiency at our operations and ensure decisions on technology choice and equipment selection take into account the need to save energy.
      Rio Tinto implements programmes on its own and with others to ensure the use of our products does not harm people’s health or the environment.
      Rio Tinto’s requirements for water increasingly compete with ecological, social and other economic demands. Our water strategy commits us to manage water resources in a responsible manner.
      Rio Tinto's activities result in the emission of greenhouse gases, dust, sulphur oxides and fluorides. We work to understand and control our emissions and their effects, and at a minimum meet our legal requirements.
      Most of Rio Tinto's mineral wastes are disposed of on site; they are either put back into mine workings from which they were originally extracted, or placed in engineered stockpiles, rock dumps or dams. In 2004 Rio Tinto began developing a strategy for effective management of acid rock drainage (ARD), a natural phenomenon caused by weathering of sulphide rock, the products of which can pollute waterbodies. A Group wide review of risks and management practices commenced in 2004. We minimise the potential for ARD through implementation of leading practice in mine planning, operations and waste management.

Rio Tinto 2004 Sustainable development review	19

Back to Contents

Environment continued

Results

By the end of 2004, 84 per cent of operations had implemented ISO 14001 or an equivalent environmental management system and 72 per cent of the total number of operations were already certified.
     Early in 2005, the executive committee approved a revised climate change position that supports government action to set credible limits on future emissions and encourages technology development and deployment to change the way we use energy.
     Total greenhouse gas emissions in 2004 were 25.3 million tonnes of CO2, a three per cent increase from 2003. Greenhouse gas emissions per tonne of product increased by 0.5 per cent, while energy consumption per tonne of product was 0.5 per cent lower. The main reasons for increased greenhouse gas emissions were more land clearing activity at an Australian bauxite operation, production moving into an area with increased methane levels at an Australian underground coal mine and a change in the mix of products at an operation in South Africa.
     Over the last five years, total greenhouse gas emissions per tonne of product have reduced by 0.8 per cent, while energy use per tonne of product increased by 3.9 per cent.
      Total freshwater withdrawn in 2004 was 378 gigalitres, an eight per cent decrease from 2003. Freshwater consumption per tonne of product increased by one per cent due to a prolonged unplanned shutdown at a Canadian operation, a change in the mix of products in response to changing market conditions at a South African operation and also improvements in measurement practices at a number of sites.
     Rio Tinto manages its mineral waste, which includes waste rock, tailings and slag, through integration with short and long term operational planning. The total mineral waste produced in 2004 was 1,759 million tonnes, compared to 1,642 million tonnes in 2003. Ninety one per cent of mineral waste is generated from mining activities, which is mostly reshaped and rehabilitated. Non mineral waste is disposed of, recycled or reused. The total non mineral waste produced in 2004 was 335,000 tonnes, compared to 301,000 tonnes in 2003.
There was no change in the number of significant environmental incidents (16) compared to 2003. There was a decrease, from eight to four, in the number of significant spills. Fines for infringements of environmental regulations involved three operations and totalled US$53,800 compared to US$125,000 in 2003.

Back to Contents

Snapshot: Tracking goods for good

In 2004 Kennecott Utah Copper in the US completed a life cycle assessment of its major products as part of its product stewardship programme. Life cycle assessments (LCAs) are designed to provide an understanding of the potential for environmental effects during production, use, and disposal of products. KUC’s focus was primarily about copper, molybdenum and sulphuric acid produced on site, but it also considered potential effects on customers and when disposal takes place.
     When customer CargillDow approached Kennecott for a supply of sulphuric acid used in the production of polymerised lactic acid (PLA), the company had an additional question: Would Kennecott perform a life cycle assessment on its production of the acid?
     CargillDow produces NatureWorks™ PLA, a versatile polymer made from annually renewable resources. It makes corn based food containers, which are biodegradable and considered more ecologically friendly than plastic containers. CargillDow also uses the technology to produce man made fibres from 100 per cent annually renewable resources.
     The company uses LCAs to track the production of inputs for these goods, and to document the environmental impact of the production process to help engineers design more environmentally sensitive systems.
     Kennecott’s sulphuric acid is a byproduct of copper smelting captured by pollution control equipment, and as such has little environmental burden or impact associated with its production. Thus, this acid source fits nicely with CargillDow’s product made from renewable resources. This allows a final product that has a small environmental impact on manufacture.
     Kennecott readily agreed to perform the LCA on sulphuric acid production. The LCA demonstrated the energy efficiencies of its sulphuric acid production process and enabled CargillDow to incorporate a responsibly produced raw material into its manufacture of biodegradable food containers and fibres. Equally important to sustainable development, it delivered to Kennecott a valuable sulphuric acid supply contract.

GROUP GREENHOUSE GAS EMISSIONS AND ENERGY USE

Total greenhouse gas emissions efficiency changes compared to 2000 (%)	Energy efficiency changes compared to 2000 (%)

The amount of energy consumed and greenhouses gases generated varies across Rio Tinto’s operations, governed predominantly by commodity type and mining and processing methods. Measurement is standardised across the Group to allow comparison between, for example, the energy used to produce carats of diamonds with tonnes of iron ore. Efficiency targets are set to promote improvements in underlying operational results.

FIVE YEAR TREND FOR SELECTED PARAMETERS
	2000	2001	2002	2003	2004

Total GHG emissions (Million Tonnes CO2-e)	23.0	25.7	24.8	24.6	25.3
Energy use (PJ)	196	222	224	228	231
Freshwater withdrawn (Gigalitres)	-	-	-	409	378
Significant spills	16	17	16	8	4

Rio Tinto Brasil’s Corumbá iron ore mine lies near the Pantanal, the largest contiguous wetland system in the world, where the spectacled cayman is part of the teeming wildlife.

Rio Tinto 2004 Sustainable development review 21

Back to Contents

Serving our communities

Context
Our businesses have social, environmental and economic effects on the regions and communities in which they operate. To ensure we contribute to sustainable development we need to build an understanding of the implications, benefits and opportunities that our activities exert on local communities and the overall economy.

Policy
We set out to build enduring relationships with our neighbours that are characterised by mutual respect, active partnership, and long term commitment.

Programmes
Community relations are about working closely with those who are directly affected by our businesses and who in turn can influence them. The aim is to arrive at an understanding of what we can do for mutual benefit and then to secure those benefits through agreed objectives.
      Rio Tinto businesses implement the communities policy through rolling five year community plans updated annually. The plans apply throughout the life cycle of the Group's activities from exploration to mine closure. Systematic attention to baseline studies, two way consultation and delivery of socio-economic programmes has improved the strength and quality of the programmes, and hence the benefits provided.
      In 2004 there were two significant additions to the overall Rio Tinto community relations framework.
      First, a Communities standard was issued to businesses at the end of 2004. The Standard sets out the requirements businesses need to consider in the design and implementation of an effective community relations programme. It describes requirements in the areas of five year communities plans, baseline communities assessments, consultation, and community assistance. Additional requirements cover monitoring and reporting, and community relations management. Rio Tinto is developing guidance notes on each of these topics to assist business in meeting the requirements set out in the Standard.
      Second, a new internal assurance mechanism was launched to assess relationships between group businesses and communities. Site Managed Assessments (SMA) have been designed primarily to ensure businesses are implementing the Communities policy and Communities standard. Verifying actual performance against claimed achievement is important in securing and maintaining community support and confidence. Based on a three year cycle, or triggered by an identified need, the SMA assesses a business’ engagement and commitments with their affected communities. It should identify for management any actual and potential problems, and also areas for improvement. Rio Tinto will ensure that the process is transparent, credible and verifiable. A number of pilot SMAs will be run through 2005.
      Rio Tinto provides figures on its community contributions according to the LBG (formerly London Benchmarking Group) framework. Total contributions to communities in 2004 were US$87.8 million, a 25 per cent increase from 2003. Of this total, US$34.2 million was community investment, and US$24.1 milllion in direct community payments made under legally binding agreements aimed at supporting community programmes over the long term, either directly or in partnership with other organisations. Rio Tinto committed A$1 million (about US$750,000) to Asian tsunami disaster relief in countries where the Group is active.

Richards Bay Minerals in South Africa helped start Sambane Mining Trading owned by historically disadvantaged South Africans to provide contract drilling services.

Snapshot: Getting to know one another

Sharing culture is an important part of working with indigenous people. A new cross cultural training programme developed by Argyle Diamonds in Australia in 2004 will help employees apply this knowledge to the business environment.
     The programme offers cross cultural training at two levels: a one day workshop for all employees and contractors, and an overnight bush stay for leaders. At the workshop, traditional owners relate stories to illustrate East Kimberley history through their eyes, showing the close connections of indigenous people to their land. Participants then use course materials, including timelines, story boards and written text, to develop questions for traditional owners to stimulate an enriching group discussion.
     Participants then explore workplace issues associated with a multicultural workforce. They work in small groups to resolve day to day scenarios which require the use of cultural awareness and sensitivity. Types of issues covered include managing employees who require time off for cultural obligations and how to communicate in ways that enhance mutual understanding and respect.
     The overnight bush camp brings Argyle leaders to meet traditional owners on their own ground to engage in discussions and activities. Traditional owners demonstrate how they go bush walking, tracking, hunting, fishing, setting up camp and cooking. This encourages Argyle leaders to explore leadership scenarios and further understand cultural considerations when managing indigenous people.
     The course was developed with the involvement of traditional owners from an early stage to select course materials and plan how to deliver the programme.

22 Rio Tinto 2004 Sustainable development review

Back to Contents

Back to Contents

Economic contributions

bankable futures

Total economic contributions 2004 %

Wages	15
Taxes	11
Interest	1
Dividends	8
Reinvested	19
Payments to suppliers	46

Geographic distribution of supplies 2004 %

Local	11
Regional	20
National	51
International	18

Geographic distribution of labour payments 2004 %

Local	76
Regional	13
National	10
International	1

Geographic distribution of taxes and royalties 2004 %

Local	13
Regional	22
National	65

Back to Contents

A contribution to sustainable development requires viable economic activity. This should be measured on more than the distribution of profits, or expenditure on social programmes and donations.
     An initial approach to understanding the full economic contribution of an enterprise is to look at its gross turnover, which for Rio Tinto in 2004, was US$14.1 billion. This represents a 20 per cent increase from the previous year which is explained by factors such as increased production, commodity prices and exchange rate movements.
     While this is appropriate at the company level, care must be taken when aggregating total revenues across different industries in a national economy as some outputs are inevitably counted more than once (eg iron ore that goes into steel plus steel that goes into car manufacture). For this reason, it is more accurate to measure the economic contribution of a business in terms of “value added”.
     Value added represents the value that a firm has added to the materials and services it has bought in. It is calculated as the difference between a firm’s gross turnover and its payments to suppliers. Value added can also be calculated as the sum of payments to employees, taxes and royalties, interest payments, dividends, retained profits and depreciation. Total value added by Rio Tinto was US$7.6 billion in 2004, or 54 per cent of the Group’s total turnover.
     Wages and salaries in 2004 including Rio Tinto’s share of joint ventures and associates totalled US$2.1 billion, a three per cent increase from 2003. Most of these payments took place at the local level of our operations. Mining is no longer labour intensive, hence our workforce is increasingly made up of skilled people whose earnings are usually well above other sectors.
     Retirement payments and benefits to dependants are provided in accordance with local conditions and leading practice.
     In 2004, Rio Tinto’s total tax and royalty charge was US$1.5 billion (2003:US$1.2 billion). Although federal governments collect most of these payments, local and regional governments receive more than one third of the total. Our analysis does not capture the internal redistribution of revenues that takes place within governments, depending on the fiscal and administrative structure of host countries. For this reason, the ultimate effect of these payments at the local level is likely to be underestimated.
     In addition, Rio Tinto generates an important income stream to governments through indirect and other taxes such as employee taxes, social security contributions or custom duties. The full amount of taxes paid directly and indirectly by Rio Tinto in 2004 was US$1.7 billion.
     Modern mining is highly capital intensive and this is reflected in the relatively high payments to the providers of capital, which were US$1.3 billion in 2004, 88 per cent in dividends and 12 per cent in interest payments. Rio Tinto Group dividends in 2004 were US$1.1 billion, to institutional and individual shareholders. The bulk of the registered addresses of these shareholders are concentrated in the UK, North America and Australia.
      Capital expenditures represent additional investment injected into the economy. Capital expenditure in 2004 was US$2.2 billion or 34 per cent higher than in 2003. Frequently, the local component of capital expenditure tends to be higher during construction (in inputs such as labour and materials) and to diminish during operating years, due to the requirements of highly sophisticated equipment, which may not be available locally.
      Although excluded from the calculation of value added, payments to suppliers constitute a strong additional benefit to the economy, generating employment and creating wealth in other sectors, and constituting a direct channel for knowledge diffusion that can assist in upgrading domestic suppliers, particularly important in developing countries. In 2004, Rio Tinto's demand for materials, facilities and services was equivalent to US$6.5 billion, or 46 per cent of the Group's total turnover.
      In 2004, Rio Tinto businesses supported about 2,000 socio economic programmes. These covered a range of activities including health, education, business development, housing, environment and agriculture.

A contribution to sustainable development
is not possible without	viable economic activity to underpin it

Direct and indirect tax payments by region 2004 (US$ million)	Total economic contribution by region 2004 (US$ million)

Rio Tinto 2004 Sustainable development review	25

Back to Contents

Political involvement

Context

Mining is one of the most regulated industries which means companies are in continuous contact and dialogue with governments and public authorities at the national, provincial and municipal levels.
Policy
Rio Tinto does not directly or indirectly participate in party politics nor make payments to political parties or individual politicians.
Programmes
We represent our views to governments, inter-governmental organisations like the United Nations, and others on matters affecting our business interests and those of shareholders, employees and others involved in our activities.
     In the US, employees of Kennecott and Borax exercise their democratic right to make voluntary political donations through political action committees (PACs) which are registered in the company name. The companies do not match PAC funding nor make PAC contributions themselves.
     By fostering public dialogue, we contribute to the development of sound legislation and regulation that is relevant and appropriate to our business interests. This means contributing to government enquiries, requests for information and regulatory drafts, engaging on issues, undertaking research on the implications of our activities and products, together with ongoing programme development to meet likely future requirements.
     We are a member of industry associations and representative bodies that include:
The National Mining Association (NMA)
The voice of the American mining industry in Washington, D.C., represents the interests of mining to Congress, the Administration, federal agencies, the judiciary and the media.

Human rights

Context
The mining industry operates in areas of the world where human rights may be under threat. Operating companies have a duty to uphold fundamental human rights.

Policy
We support human rights consistent with the Universal Declaration of Human Rights and Rio Tinto respects those rights in conducting the Group’s operations throughout the world.

Programmes
Our commitment rests on a firm foundation of respect for our legal obligations. We are subject to: relevant laws of the UK and Australia, where Rio Tinto plc and Rio Tinto Ltd have their registered offices; federal and state laws in the US, where our shares are listed and a number of Group businesses are located; and the laws of many other countries where Group companies are located and operating.
      Rio Tinto has developed a guidance on human rights which provides managers with constructive options in dealing with difficult situations. Group companies can control how employees, contractors and local communities are treated, they have some influence over joint venture partners and suppliers such as security contractors, but limited influence over governments and public bodies. In all cases every effort is made to uphold the Group’s commitment to being a long term stable presence where it operates.
      Rio Tinto believes a mix of mandatory regulation and voluntary commitment provides a robust framework for the protection and promotion of human rights. Each has a part to play; the one can often reinforce the other. Rio Tinto's Human rights guidance is an illustration of the voluntary approach, generated as it was in response to a company commitment to best practice. The conscientious implementation of the guidance will help to ensure that our operating companies and employees are clearly on the right side of any legal requirements.
      For our managers and employees, the guidelines are not voluntary, but mandatory. Compliance is subject to regular verification through our internal control procedures, which affects our public reporting. Verification procedures are backed by an effective whistle blowing programme, Speak-OUT.

Results
During 2004 Rio Tinto participated in further development of multilateral programmes including the Voluntary Principles on Security and Human Rights, steps to curb bribery and corruption and the activities of the United Nations Commission on Human Rights (UNCHR).
     We were among the original sponsors of the Voluntary Principles and welcomed the participation of the governments of the Netherlands and Norway in 2004. We encouraged the participation of more governments, in particular those that host foreign direct investment by the extractive industries.
     Rio Tinto, with a number of companies and interested NGOs, formed a steering committee under the chairmanship of Transparency International to produce Business Principles for Countering Bribery. We remain fully engaged in the work of encouraging support for these principles and providing tools to facilitate their effective implementation. Further impetus has been given to the fight against corruption by the addition of a new tenth principle to the Global Compact, an initiative supported from the outset by Rio Tinto, and advocated by us in the business organisations of which we are members.
     Rio Tinto welcomed a decision by the UNCHR to compile a report, after consultation with all relevant stakeholders, to “identify options for strengthening standards on the responsibilities of transnational corporations and related business enterprises with regards to human rights and possible means of implementation”. Rio Tinto has been an advocate of positive engagement in such studies.
     Internally, we are establishing a computer based training module to ensure that all our employees understand and comply with our human rights policies. The module gives instruction and context; then poses questions to test employees on the application of Group policies in complex local situations involving co-workers and the community.
     Additionally, we provide assurance that our human rights policies are applied across the Group on an annual basis through a process which requires business unit managing directors to provide information on policy implementation and compliance.

26	Rio Tinto 2004 Sustainable development review

Back to Contents

International Chamber of Commerce (ICC)
The ICC is the voice of world business championing the global economy as a force for economic growth, job creation and prosperity.
International Council on Mining and Metals (ICMM)
ICMM provides the mining, metals and minerals industry with leadership on sustainable development.
Minerals Council of Australia (MCA)
The MCA is the principal industry organisation representing Australian exploration, mining and minerals processing industry in its contribution to sustainable development.
World Business Council for Sustainable Development (WBCSD)
The WBCSD is a coalition of 170 international companies united by a shared commitment to sustainable development through economic growth, ecological balance and social progress.

World Economic Forum (WEF)
The WEF is a global community of business, political, intellectual and other leaders of society committed to improving the state of the world.
Other relationships and issues
We have relationships with the Deakin University Corporate Citizenship Unit in Australia, the International Business Leaders Forum in the UK, Transparency International and the United Nations Global Compact.
      Major issues in the public policy debate with which we were engaged in 2004 were transparency, climate change, human rights, biodiversity and product stewardship. We support the UK Government’s Extractive Industries Transparency Initiative (EITI) and remain actively involved in helping to develop the EITI mining revenue reporting template with the UK Department for International Development.

Snapshot: Claims at Kelian

At Kelian Equatorial Mining (KEM) in Indonesia, relations between the gold mine and local community have provided challenges over the life of the project. Kelian ceased mining in 2003 and production from stockpiled ore ends in 2005. Local communities have agreed to key mine closure directions including the establishment of post closure institutions.
     KEM inherited a situation in which artisanal mining of alluvial gold deposits had occurred in the area in the 1940s and 1950s but which had virtually ceased when Rio Tinto explored the area between 1974 and 1976. In 1974 there were ten families in the area. Rio Tinto’s presence and increases in the price of gold attracted 1,235 people and 362 houses to the KEM area by 1987 according to a government census and the number continued to grow as mining operations approached.
     Construction of the mine necessitated the relocation of villagers, including some from the local area and many from elsewhere. Compensation was agreed at the time and support was given for moving housing materials.
During the operating years KEM and Rio Tinto grappled with genuine multi-stakeholder challenges associated with land use, land ownership and land compensation decisions while all the time seeking to improve the economic participation of local people in regional development associated with mining activity. Support was provided for local communities through community development, capacity building and drought relief programmes as well as through employment and contracting opportunities.
With the Reformasi period after the 1998 change of the Suharto government, there was significant growth in community compensation claims against the government and companies operating in Indonesia, including KEM. Claims were made against KEM for increases in compensation previously paid, for alleged verbal promises relating to houses and loss of income, for alleged human rights abuses and for other items. The process to address and resolve these claims involved:
•	A protocol negotiated between KEM and LKMTL (an NGO representing local communities) in early 2001 which was endorsed by communities in October 2001 following a consultation process involving the Indonesian Human Rights Commission and Justice Einfeld of Australia.
•	Establishment of resources and systems to finalise and validate claims. KEM and LKMTL are working together in these activities which involve clearance of over 10,000 individual claims.
•	Processes to review and resolve human rights claims. The parties have committed to an arbitration process to resolve claims which cannot be resolved by negotiation.
Processing, validation and settlement of claims continues, with completion targeted for early 2005. Establishment of an effective process to address the compensation claims improved relationships between KEM and local communities and has enabled the implementation of a number of important community development and capacity building initiatives which seek to secure sustainable solutions for the post closure period.

Roadwork at Kelian is a legacy of the local gold mine.

Rio Tinto 2004 Sustainable development review	27

Back to Contents

Engaging

Context
Civil society has increasing expectations of business in relation to environmental management, community needs and corporate social responsibility generally.
Our position
We need to understand the issues that concern our stakeholders and build that knowledge into the management of our business.
Programmes
Our approach to corporate social responsibility rests on two pillars: understanding the issues which our stakeholders regard as our primary responsibilities, and closely engaging with appropriate organisations and individuals to ensure that the Group’s policies and practices reflect stakeholder expectations.
      The primary means for this is through partnerships with environmental, educational and indigenous non government organisations (NGOs) under our global partnership programme. We recognise that many voluntary organisations and NGOs have a serious interest in what we do and how we do it. The Rio Tinto global partnership programme currently involves 16 organisations.
      Among them are BirdLife International (birds are an indicator of environmental health and biodiversity), conservation organisations such as the Earthwatch Institute and Worldwide Fund for Nature Australia (WWF), the Eden project in the UK (studies into post mining regeneration); and the Royal Botanic Gardens, Kew, UK (to improve environmental management through practical scientific work).
      The partnership programme places strong emphasis on forming active relationships. We not only provide funds but, just as importantly, contribute technical and business management skills and participate in the planning and implementation of each project. We choose community partnerships that are integral to our business and that are undertaken by organisations with which we share some common aims and objectives. The governing factor is that the partnership fits our business focus.
      In addition to partnerships, of earlier origin are trusts and foundations set up by our businesses as vehicles for community development. They are a cooperative way of sharing with community leaders the control of community relations and development. They are funded by the operation and often by other entities with an interest in the foundation’s activities, such as governments and other companies. In addition there may be partnerships between the foundation and other charities and trusts such as the Palabora Foundation’s relationship with the Nelson Mandela Children’s Fund in South Africa.
Results
In 2004 our partnerships continued to improve our understanding of issues that concern our stakeholders and supported business management.
Partnership members were actively engaged in both the management and project selection process for Rio Tinto Trusts and Foundations, such as the West Australian Futures Fund and the Comalco Community Fund in Australia. Partners played an important role in the development of our business strategies, such as biodiversity, and in broadening our understanding of environmental concerns. They also provided insights on how to incorporate environmental and social objectives into our participation in community programmes, an example of which is the Birdlife AviTourism project in South Africa.

28	Rio Tinto 2004 Sustainable development review

Back to Contents

Snapshot:
Where the birds are
In 2004 more than 400 delegates from 100 countries attended the BirdLife International World Conference in Durban, South Africa. They brought their birdbooks and binoculars to observe their feathered friends in a country renowned for its rich and exotic wildlife. And where did they go to see the birds? A mine site.
     Birds and mines may seem at odds, but they are a natural fit. The presence of healthy numbers and varieties of birds is an excellent indicator of the health of the environment. Many employees throughout the Rio Tinto Group are enthusiastic and knowledgeable amateur ornithologists. At an increasing number of Rio Tinto sites, monitoring birdlife has become an important part of environmental management.
     The link between mines and birding has progressed strongly since 2001 when a pilot project involving 21 Rio Tinto sites in ten countries started the BirdLife International/Rio Tinto partnership. The organisations share the aim of enhancing the conservation of birds and their habitats as a means of contributing to sustainable development. The fourth annual Rio Tinto mine site birdwatching events organised by BirdLife and Rio Tinto during 2004 attracted nearly 2,000 participants to 47 events at 29 sites. They spotted a record 1,644 species.
     Richards Bay Minerals (RBM) north of Durban was a natural destination for a field trip by birders attending the world conference. RBM is located in one of the world’s prime birdwatching areas where over 600 species of birds can be observed. RBM is an active partner in the Richards Bay Avitourism Programme which trains birding guides and develops observation hides and other birding infrastructure such as paths and a visitor centre.
     The avitourism programme has shown how a community’s links with its own environment can be extended to creating viable economic outcomes that can contribute to a sustainable future. The training of guides has been a major success, with 30 people completing the course so far. They have generated significant incomes as freelance guides. Others have found full time employment as a result of their training.
     At a ceremony in Johannesburg, Rio Tinto and RBM received BirdLife South Africa’s Owl awards for the avitourism project. The field trip to RBM by international conference delegates underlined the success of the partnership.

Rio Tinto 2004 Sustainable development review	29

Back to Contents

Snapshot: From mine
to ecological centre
In April 2004 Kennecott Minerals marked the opening of an environmental research centre on the site of the former Ridgeway gold mine in South Carolina, US.
     Ridgeway completed production in 1999. Site reclamation centred on stabilising the tailings impoundment, removing piles of stored overburden, dismantling and disposing of process buildings and turning the open pit excavations into manmade lakes and adjoining wetlands. The administration and maintenance buildings were retained to provide options for future sustainable use of the site.
     During reclamation site monitoring in 2001, research and educational opportunities became increasingly apparent as the wetlands took on a new life of their own, pit lake biology and water management indicators showed natural progress, and the tailings’ vegetative cover began to mature.
     Ridgeway’s intention was always to seek a sustainable environmental, economic and social use for the site, rather than allowing it to return exclusively to its native state of mixed forest. Recognising the potential of the site, Kennecott Minerals entered into a long term partnership with Southeastern Natural Sciences Academy which teaches the importance of natural resources for future generations.
     A non profit sustainable development environmental research and education centre, the Center for Ecological Restoration, has been created on the former mine site under the management of the science academy. The objectives are to promote a sustainable programme for economic growth at the site, balance environmental protection with education, and transfer knowledge through workshops and seminars, coupled with general public interaction. A community advisory committee helps guide decisions about programmes and the future of the centre.
     Plans are to construct hiking trails and boardwalks throughout the property for visitors to enjoy wetlands and wildlife.

Rio Tinto,s footprint at the end of 2004 (km2)

Land access

Context
To mine and process our products, we need to access and use land on a temporary basis. This may compete with other uses and will change habitats that affect the survival and distribution of plants and animals.
Policy
We seek the widest possible support for our proposals throughout the life cycle of the Group’s activities by coordinating economic, technical, environmental and social factors in an integrated process.
Programmes
Our objectives include managing land in a sustainable manner in consultation with local communities from exploration through planning, construction, operation and closure of operations. On the land we use we seek to maintain ecosystem functions, biodiversity and habitat. We try to ensure continuing community access where possible to maintain cultural connections and social function of the land, and we plan for closure of the site to create viable land uses.
      We completed development of a biodiversity strategy in 2004. This provides a framework to address the interests and concerns of

30	Rio Tinto 2004 Sustainable development review

Back to Contents

several interest groups including traditional landowners, local communities, NGOs, regulators, and the scientific community. It supports Rio Tinto’s leading role in the biodiversity work of the International Council on Mining and Metals and our own partnerships with key NGOs.
     The elements of the strategy include a position statement, guiding principles, and a guidance document for our operations. Strategic partnerships with organisations such as Royal Botanic Gardens, Kew, helped us develop our biodiversity strategy, which is available in full on our web based Sustainable development review.
     We seek to engage in conservation strategies with communities and other stakeholders because irrespective of how committed or successful our conservation efforts are within the fence line of our operations, there is a risk of being associated with the loss of biodiversity in the wider area.
Results
Rio Tinto executives joined environmental scientists and activists at The World Conservation Forum, the world’s biggest gathering of conservation organisations, held in Bangkok, Thailand in 2004. Rio Tinto’s participation allowed team members to contribute their experience to one of the themes: Markets, business and biodiversity.
     Rio Tinto launched its biodiversity strategy at the forum and participated in a workshop on business partnerships with conservation organisations.
     By the end of 2004, 25 per cent of the 1,473 square kilometres disturbed by our activities and no longer in use had been rehabilitated. The remainder, the rehabilitation deficit, requires rehabilitation at some time in the future. Rehabilitation is governed by the Rio Tinto Land Use Stewardship Standard and progressive rehabilitation guidance note, as well as legislation, community expectation and agreed future land use.
The opportunities for minimising negative effects and creating positives will vary greatly from one project or operating site to another. As a first step, Rio Tinto operations use mitigation measures, which include actions designed to avoid, minimise and rectify negative impacts.

Back to Contents

Building on employment

Context

Whatever their personal beliefs, employees want to work for a company that not only respects their opinions as individuals but also observes their values in the broader world.
Policy
We require safe and effective working relationships at all levels around the Group. Whilst respecting different cultures, traditions and employment practices, we share common goals, and are committed to good corporate values and ethical behaviour.
Programmes
Rio Tinto recognises that business performance is closely linked to effective people and leadership development.
     In 2004, Group companies directly employed 28,000 people (2003: 29,000) and together with Rio Tinto’s proportionate share of those employed by joint ventures and associates the total was 33,000 (2003: 36,000) mainly concentrated in Australia and North America. Wages and salaries in 2004 excluding Rio Tinto’s proportionate share of joint ventures and associates totalled US$1.7 billion (2003: US$1.5 billion).
     In world class mines such as those of Rio Tinto, the mining workforce is increasingly skilled. No longer labour intensive, average salaries reflect the high level of technical and technological skills required and are usually well above other sectors.

     Managing the people dimension of Rio Tinto is about improving organisational effectiveness and meeting the business needs of the Group. Human resources management seeks to create an alignment of values between the Group and its employees. To safeguard our future, we ensure there is a steady flow of high potential people – tomorrow’s leaders – in the pipeline of succession.
     Rio Tinto sets out to enable all its employees to develop their careers and optimise their potential. Our businesses have in place well designed systems for setting challenging work, reviewing performance and providing a range of development opportunities. These may include short term assignments to different businesses in the Group as well as the opportunity to work on cross functional and cross commodity teams.
     To optimise business performance we aim to mobilise the whole workforce in pursuit of the same goals. This is achieved by involving employees in the business; giving them explicit business information; seeking their views on the best way to achieve work outcomes, and actively collaborating on the achievement of change.
     Management systems cover consultation and dialogue, commitment to equal opportunity and diversity, Aboriginal employment, minimum standards regarding labour rights, and conflict procedures. Further human resources programmes include leadership development, systems to shape ethical behaviour, a corporate

Snapshot: Speak-OUT calls the issues

The year 2004 marked completion of the implementation of the Group’s whistle blower programme which encourages employees to report issues that concern them in the workplace. It is one of the most developed programmes of its kind in the world, enabling employees from even remote operating sites to raise any issue anonymously and confidentially with a third party counsellor in their mother tongue.
     Speak-OUT was first tested with a six month pilot programme at several US operations in 2001. It has now been implemented at 242 business locations in 40 countries involving at least ten major languages.

     The system uses a freephone facility that puts the caller through to an independent professional counsellor. In countries where toll free numbers are not feasible for technical or cost effective reasons, a global call collect service was developed.
     Each caller is provided with a unique number which enables them to check on the progress of investigation and resolution associated with their call.
     The details of any concern are passed in confidence to delegated senior managers at the relevant business unit for investigation and appropriate action. A monthly summary of calls and actions are provided to the relevant product group chief executive and the Rio Tinto chief executive. Depending on the nature of reports, matters could be referred to the Audit committee of the board.
     Speak-OUT serves as an additional reporting mechanism alongside existing open door policies and grievance procedures. Several important issues have been highlighted, including reports of harassment, improper use of company computers and breaches in safety reporting. In 2004, call activity rates continued to be encouragingly low, with the majority of calls relating to personnel (94) and procedural (32) matters.

Back to Contents

relationships

whistle blower system Speak-OUT, and cultural awareness training.
Results
In 2004 a suite of formal leadership programmes was developed and implemented for both strategic and business unit leaders. In total, ten customised leadership development programmes involving 225 participants were successfully run in 2004 in partnership with leading business schools in Europe, North America and Australia. All product groups and business units were represented. It is planned to run a further ten strategic and business leadership development programmes in 2005 involving about 250 participants.     As well as using the open programmes run by the London Business School and IMD (International Institute for Management Development) of Switzerland for future leadership, Rio Tinto commissioned the design of a customised, operational leadership programme to be launched in 2005 with eight programmes involving about 240 further participants from across the Group.     These programmes are all focused on ensuring that our leaders, at all levels, are well prepared for the wide range of current and future challenges they will face in leading in a complex and commercially successful organisation. All of these programmes are closely integrated with the core leadership competencies Rio Tinto has identified as necessary for effective leadership in our organisation.

     Beyond the formal programmes, Rio Tinto developed a long term people and leadership development plan for the Group. Pilot programmes have already been undertaken on the use of career development tools and different approaches to external recruitment and are being developed for the use of coaching and mentoring approaches.
     People development in Rio Tinto is focused on ensuring technical, professional and functional competence. In 2004, five projects were undertaken to define the technical, professional and functional competencies required in all of our Marketing, Finance, Human Resources, Community Relations and Health, Safety and Environment teams. This led to a pilot development programme being successfully designed and delivered for our Human Resources professionals.
     In 2004, businesses did significant work on safety improvement, articulating and measuring desired organisation culture; leadership development; direct communication; employee engagement; and, providing incentives for individual and team performance. In 2005, we will be reviewing our Group level human resources measures to further our understanding of policy implementation.

A steady flow of resources, like this conveyor at Hamersley Iron in Australia, requires an increasingly skilled workforce.

HSE targets

Safety goals Zero injuries.
Safety targets Zero fatalities.
•	A 50% reduction in lost time injury frequency rate between 2003 and 2008.
•	A 50% reduction in all injury frequency rate between 2003 and 2008.
Occupational health targets
•	A 40% in the number of new cases of occupational disease (per 10,000 employees) between 2003 and 2008.
•	Noise exposure*:
	–	A 20% reduction in number of employees per 10,000 exposed to a noise environment of more than 85 decibels averaged over eight hours between 2004 and 2008.
	–	No employee exposed to noise at the ear of more than 82 decibels averaged over eight hours using hearing protection.
Environment targets
•	Zero significant spills.
•	A 10% reduction in freshwater withdrawn from the environment per tonne of product between 2003 and 2008.
•	A 5% reduction in energy used per tonne of product, between 2003 and 2008.
•	A 4% reduction in total greenhouse gas emissions per tonne of product between 2003 and 2008.
•	Full implementation of the Environment Standards by end of June 2005.

*Rio Tinto does not want its employees working in an environment where the noise level is above 85 decibels (a pneumatic drill creates 100 decibels). In addition, the Group strives through the use of hearing protection to limit noise levels at the ear to 82 decibels.
Rio Tinto 2004 Sustainable development review 33

Back to Contents

Assurance and verification
To be accountable and transparent we provide assurance – for ourselves and others – that Group policies are being implemented fully and consistently. Accordingly, Rio Tinto’s social and environment assurance programmes are integrated from board level down to individual businesses and operations.

development review is relevant, complete and accurate, and that, in particular, Rio Tinto’s policies and programmes are reflected in implementation activities at operations.
    In 2004, Environmental Resources Management (ERM) undertook both the external assurance and data quality verification of our Review – their statement is on page 36. This was the third year that ERM carried out the external assurance programme, and the second year they have undertaken data verification. Data verification had previously been undertaken by ICF Consulting, however, because of their long and continuing association with Rio Tinto, it was decided in 2003 that an independent party should undertake this assurance activity. ERM and Rio Tinto have agreed to a set of guiding criteria to prevent conflict of interest between ERM’s assurance activities and other work undertaken for Rio Tinto.
     We believe that it is important to learn from our assurance and verification activities. The recommendations made by ERM in the 2003 Social and environment review have been assessed, and actions taken during 2004 to address them are described in detail in the web based Review.

•	Our assurance process has four main components:
•	External assurance of the content of Rio Tinto’s 2004 Sustainable development review.
•	External verification of the data included in the Review.
•	A strong internal assurance process of audits, reviews and reporting.
•	Direct liaison by individual businesses with their local communities regarding the content of the local social and environment reports.

The overall objective of the external assurance and verification components is to enhance the transparency and accountability of Rio Tinto’s performance on social and environment issues by providing assurance that the material in the Sustainable

Greens Creek mine on Admiralty Island, Alaska, US, shares space with a designated wilderness area populated by bears, eagles and deer.

Reducing our footprint

Back to Contents

Response to recommendations in 2003
ERM recommendation 2003	Rio Tinto’s response

Provide the same high level of corporate emphasis on sustainable development, occupational health and community relations as it does on safety and environment.	A Sustainable Development Leadership Panel comprising senior executives was established to provide guidance to businesses. The new Occupational Health standards provide a strong message to businesses on the value placed on occupational health within the company. The community relations website is being updated to provide more substantial information on both corporate activities and case studies from operations that link with these corporate activities. A Communities standard and supporting guidance documents was issued.

Report how the information gathered from operations for public reporting is used in corporate decision making.	Rio Tinto uses information gathered from operations for public reporting purposes, as well as for internal corporate and business level decision making. For example, recent results have driven the need for occupational health and environmental standards and targets. Case studies within this report and the webpages provide examples of how data collected is used in the decision making process.

Ensure that more practical implementation advice is provided to operations and that best practice is shared between them.	Web based compliance training covering Rio Tinto policies is provided to all employees. A Closure standard has been implemented, supported by guidance material on implementation. Lessons from a safety review carried out by DuPont have been communicated to operations.

Assess the uncertainty in key performance data, particularly where quantitative targets have been set.	Rio Tinto has conducted uncertainty analyses of its greenhouse gas emissions and water data, and is using this approach to develop a model for application to other data.

Continue to develop new indicators to drive improved performance, in particular “lead” indicators for safety and occupational health, and “outcome” indicators for community, political involvement and human rights.	A project commenced in late 2004 to develop performance indicators for water. Performance indicators for acid rock drainage and biodiversity management will be developed in 2005. Lessons learnt from these pilot projects will be applied to the development of further performance indicators.

Continue to improve the quality of information and data collected in all policy areas by applying greater levels of internal checking and in some cases clarifying definitions, building on experience gained through the environmental data quality programme.

A formal process of business unit review and comment has been introduced for any changes being made to the Group social and environment survey, with approximately 50 per cent of businesses providing some response to the proposed question changes in 2004. The data quality and verification programmes, originally focussed on environment data, have now been expanded to include health and safety data. The programme of business unit data quality reviews using external expertise to assist businesses to better understand their data quality issues, was completed in 2004.

Rio Tinto 2004 Sustainable development review     35

Back to Contents

Assurance statement

Environmental Resources Management (ERM) was appointed by Rio Tinto to undertake an external assurance assessment and data verification of its 2004 Sustainable development review. This is the third year of our involvement as assurors.
      We were asked to provide commentary on the Review’s relevance, completeness and accuracy, as well as Rio Tinto’s responsiveness in dealing with issues during the year. As in previous years, we did this by probing how effectively The way we work is used to manage the business and reviewing how well this Review represents progress and performance on the ground.
      This year we looked more closely at how these policies drive performance at nine operations (out of a total of 88 Rio Tinto managed activities) and how risks associated with the nine policy areas are managed. We interviewed local opinion formers, supervisor level employees, non management employees and local community members. At each operation we held a workshop with the general management team to test our findings and reviewed documentation supporting management activities and performance.
      At corporate level we interviewed eight Rio Tinto senior managers (including the chief executive) and nine external opinion formers (NGOs, investors, academics and government institutions) in Australia, the US and the UK.
      We reviewed data management across a sample of safety, occupational health, land access and environmental data at operation level. We also reviewed collection and verification processes for HSE and community data at corporate offices in Bristol and London in the UK and Bundoora in Australia.

Overall assessment
We believe that the 2004 Sustainable development review is a fair and balanced representation of Rio Tinto’s programmes and performance. Subject to the comments set out below, we believe that it covers the key issues that interested parties need to know to inform decision making (ie is relevant), does not avoid major issues (ie is complete), fairly reflects programmes and performance on the ground (ie is accurate), and that Rio Tinto has taken on views from outside the Group (ie is responsive).

Completeness
We found that management across Rio Tinto remains committed to implementing The way we work and that operations have translated it into local policies and programmes.
      New operations are being most successful in embedding the principles of sustainable development into management activities, including planning processes and understanding how sustainable development is delivering business value. As in 2003, we found that older operations find it harder to monitor and assess local progress in relation to sustainable development, in particular in bringing together the strands of environmental, social and economic performance.
      Of the nine policy areas, we found that Rio Tinto’s safety and environment policies are being most consistently implemented across the Group. On communities, the majority of operations we visited had implemented formal management systems and are improving performance monitoring.
      Implementation of formal management systems and performance monitoring remains inconsistent across operations for human rights and political involvement policies. However, local management at the operations we visited did not identify major risks in relation to these two policy areas in the context of their local operating conditions.

Relevance
Overall, the Review covers the key issues that are important to Rio Tinto’s business.
      We have seen that implementation of corporate guidance and standards for occupational health, environment, and safety have helped to improve management and reporting of performance at many operations. Management recognises that challenges remain to improve further performance, including better monitoring and management of noise exposure, and the ongoing shift from a punitive to a “lessons learned” safety culture.
      At different operations, management, employees and local stakeholders identified the need to improve management of certain key risks. These included community dependency, closure impacts, employment of indigenous community members and availability of skilled workers. Challenges related to these issues are not reported in depth in the Review.
      External opinion formers want to see more comprehensive reporting on how Rio Tinto is tackling key challenges at operation, business unit and group levels. These include climate change, responsibility for products throughout their lifecycle, which operations are material contributors on key issues and how sustainable development affects business performance.

Accuracy
We found that the reported data provide a fair and balanced representation of performance across the Group. In the sample of data reviewed at the nine operations, we did not identify any inaccuracies that are material at Group level.
      The extent of documented reporting processes varies between operations, such that a few have found it difficult to ensure accurate and comparable reporting year on year. Corporate data checking processes continue to support operations to improve the accuracy of their data, particularly on environmental performance.
      For occupational health, the new corporate standards appear to be driving improvements in monitoring processes and completeness of data reported by the operations. However, some operations are still in the process of implementing the standards.

Responsiveness
We found opinion formers, employees and community representatives were generally positive about their dealings with Rio Tinto. Most commented that Rio Tinto has been responsive to their comments and challenges.
      At some operations, community and employee representatives want to see improved local consultation on mine closure and development of employment skills amongst indigenous workers. ERM found that some operations need to put greater effort into making their five year community plans a strategic, living document, by more effectively engaging the local community in its development.

Overall recommendations We recommend that Rio Tinto:
•	Reports more explicitly on how major issues covered by The way we work, such as climate change, affect its business performance and what is being done to address the associated risks and opportunities at Group level.
•	Provides more information on performance in relation to community dependency, closure impacts, employment of indigenous community members and availability of skilled workers, and how key challenges are being addressed.
•	Continues to develop indicators to monitor performance, particularly for employment and communities, as per our recommendation last year.
•	Continues to develop programmes to ensure full implementation of the policies in The way we work across all operations, in particular communities and sustainable development.

Environmental Resources Management
February 2005

36	Rio Tinto 2004 Sustainable development review

Back to Contents

Photography by Aerographics, Anthony Bannister, Kraig Carlstrom, Kelian Klik Klub photography club, Ian Macaulay, Pete Oxford, Louie Palu,
Pilbara Iron Photography – Evan Collis, Mickey Prim and kind permission of The Eden Project.
Designed by Tor Pettersen & Partners. Printed in England by St Ives Westerham Press to ISO 14001 environmental standards.
The paper is manufactured to ISO 14001 environmental standards using a mixture of recovered fibres and other fibres from sustainable sources, the pulps used are either elemental or totally chlorine free.
The inks used in the printing of this report are vegetable based.
Printed in Australia by The Craftsman Press.
© Rio Tinto plc and Rio Tinto Limited.

Back to Contents

Sustainable development review
Through this Review and our more detailed web based Review at www.riotinto.com/se, our aim is to provide a comprehensive account of our social and environmental policies, programmes and results. We would appreciate your help in assessing whether we have accomplished this. Your comments will help to shape the content of future reviews. Contact us with comments or questions on any aspect of our performance.

Please use the feedback options on the website, or write to:
Andrew Vickerman head of Communication and Sustainable Development
or
Elaine Dorward-King head of Health, Safety and Environment
at		or
6 St. James’s Square		55 Collins Street
London SW1Y 4LD		Melbourne
England		Victoria 3001
Australia
Phone:	+44 (0)20 7930 2399	Phone:	+61 (0)3 9283 3333
Fax:	+44 (0)20 7930 3249	Fax:	+61 (0)3 9283 3707

For convenience only, the expression “Rio Tinto” is used to describe Rio Tinto plc, Rio Tinto Limited and their subsidiary and affiliated companies even though these companies are independently managed, separate, and distinct entities.